D&H OPERATIONS LLC

A MULTI MEMBER MANAGED LIMITED LIABILITY COMPANY
ORGANIZED UNDER THE LAWS OF THE COMMONWEALTH OF PUERTO RICO

LLC Co. # 504912

Dated as of the 24 day of March, 2023

TABLE OF CONTENTS

TABLE OF EXHIBITS

Exhibit A	Copy of the Certificate of Organization or Articles of Organization
Exhibit B	The Member's Contribution to the LLC
Exhibit C	Assistant Manager
Exhibit D	Accounts and Financial Instruments
Exhibit E	Administrator

OPERATING AGREEMENT OF
D&H OPERATIONS LLC

A MULTI MEMBER MANAGED LIMITED LIABILITY COMPANY ORGANIZED UNDER THE LAWS OF THE COMMONWEALTH OF PUERTO RICO

DATE OF AGREEMENT; PARTIES

This limited liability company operating agreement (the "Agreement"), dated as of 24 March, 2023 is among the following parties (the "parties") in accordance with Act No. 164-2009, as amended, known as the General Corporation Law of Puerto Rico (the "LLC Act or Act"):

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1. **Marianela Monllor Irizarry**, a member and Member Manager, of legal age, married to the Assistant Manager, an individual and resident of San Juan, Puerto Rico. The Member manager will act as the resident agent.
2. **D&H Operations LLC, (the "LLC"),** a limited liability company formed and existing under the laws of the Commonwealth of Puerto Rico, No. # 504912 with its principal place of business at Carr. 842 Camino Los Romeros, Bo. Caimito de Río Piedras Sur #5074, SAN JUAN, PR, 00926. The postal address of the LLC is: PO Box 16862, SAN JUAN, PR, 00908.
3. **Ivan Manuel Muratti Guzmán**- a member and Assistant Manager, of legal age, married to the Member Manager and a resident of San Juan, Puerto Rico.

   The members will be collectively referred member or as members unless otherwise specified in this document.

BACKGROUND

1. On March 24, 2023, in a meeting of its members held and rightfully summoned, this LLC's Operating Agreement was adopted and approved (the "Articles").
2. The principal purpose of the LLC is to develop and establish a place for dogs and humans to socialize, exercise and bond together in a safe and friendly environment as well as for selling food and beverage items, among other merchandise items and providing dog related services. As other and ancillary purposes the LLC can carry on any lawful business purpose or activity as allowed by the laws of the Commonwealth of Puerto Rico and the United States of America, with its own resources and personnel, financing, by contracting third parties, joint ventures, business agreement or by any combination.
3. This Agreement sets forth the agreement of the parties about their respective rights and duties as parties to the Agreement and about the business, internal affairs of the LLC.

TERMS AND CONDITIONS

Intending to be legally bound, the parties agree as follows:

Section 1 PRELIMINARY PROVISIONS

1.1 Effective Date of Agreement

The effective date of this Agreement (the "Effective Date") shall be February 19, 2023.

1.2 LLC's Name, Etc.

The LLC's name, registered agent, registered office, and form of management shall be as set forth in this document.

1.3 Entity Status of LLC; Ownership of LLC Assets

The LLC is a legal entity separate and distinct from its members. The LLC owns all of its assets in its own name.

1.4 LLC's Principal Purpose

The principal purpose of the LLC shall be as set forth above.

1.5 LLC's Powers

In pursuing its lawful purposes, the LLC shall have the power to do all things that LLCs are permitted to do under the LLC Act.

1.6 LLC's Duration

The duration of the LLC shall be indefinite and shall terminate only as set forth in Section 8 (concerning the LLC's dissolution, etc.).

1.7 LLC's Principal Place of Business

The LLC's principal place of business shall be as set forth above. The member may change the LLC's principal place of business from time to time in the member's discretion.

1.8 Management of LLC by the Member and a Non-member Assistant Manager; Appointment of Managers; Delegation, Etc.

(a) <u>Management Structure</u>. The LLC shall be managed by a manager (the "manager or Member Manager") and an assistant manager (the "assistant manager"). The manager and the assistant manager will be referred to collectively in this Agreement as the "managers."

(b) Appointment of Manager and Assistant Manager. Under the terms and conditions of this Agreement:

(1) The LLC hereby ratify both: Mrs. Monllor Irizarry as its initial manager and Mr. Muratti Guzmán as its initial assistant manager; and

(2) The *member* and *assistant manager (with the limitations expressed in this agreement)* hereby accept these appointments.

(c) **Delegations.** To the extent permitted by the LLC Act, the manager may delegate the manager's management rights, power and authority from time to time to one or more Administrator, officers or agents and may amend or terminate any such delegation. The manager shall use the manager's best efforts to confirm the fact and terms of each such delegation and of each such amendment and termination in a writing signed by the manager and and filed in the LLC's records; but no failure to do so shall invalidate the delegation. UNLESS THIS AGREEMENT PROVIDES TO THE CONTRARY FOR CERTAIN ACTIONS, THE POWER AND AUTHORITY OF THE MEMBER MANAGER AND ASSISTANT MANAGER CAN BE EXERCISED COLLECTIVELLY OR INDIVIDUALLY WITHOUT ANY AUTORIZATION OF THE OTHER MEMBER. THE ADMINISTRATOR MAY ACT BY ITSELF TOO, UPON THE CONDITIONS GRANTING AUTHORITY ARE MEET. The aforementioned sentences in capital letters will not waive the responsablity or validate any illicit, illegal, non authorized by the LLC Act, this document or a combination of them, thus the member, administrator or any other person acting contrary to the law will be soley responsible to the LLC, the other member and to third parties.

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SEE OPERATING AGREEMENT TERMS AND EXHIBIT E FOR THE ADMINISTRATOR REQUIREMENTS AND AUTHORITY.

1.9 Limited Liability of Member and Managers

Neither the member nor the managers shall have any personal liability to any third party for any debt, obligation, or liability of the LLC solely by reason of being the LLC's member, manager, assistant manager or any other official position paid or not.

1.10 Requirement to Amend Agreement if LLC Has Multiple Members

(a) **Amendments of LLC Agreement**. If, at any time, the LLC has two or more members, the members shall, with reasonable promptness, consult with the LLC's lawyer and make all amendments to this Agreement that are necessary to reflect the members' agreement as members of a multi-member LLC.

(b) **Types of Required Amendments**. The amendments referred to in Section 1.10(a) shall include amendments concerning the allocation of the LLC's profits and losses, the distribution of profits and other LLC assets, the

allocation of LLC voting rights and other management rights, fiduciary rights and liabilities, and other appropriate matters.

(c) **LLC Act Default Rules.** In the absence of these amendments, the LLC, upon becoming a multi-member LLC, shall be governed by the default provisions of the LLC Act applicable to multi-member LLCs.

1.11 LLC's Annual Accounting Period

The LLC's annual accounting period for financial and tax purposes shall be the calendar year.

1.12 Effect of LLC Act

Except as otherwise provided in this Agreement or by law, the business and internal affairs of the LLC shall be governed by the LLC Act as in effect from time to time.

1.13 Relation of Agreement to the Organization Articles

If there is any conflict between this Agreement and the Certificate of Organization, the later shall prevail.

1.14 Member's Right to Reimbursement of Expenses

If the member reasonably incurs an expense on behalf of the LLC in connection with the LLC's formation or otherwise and reasonably documents this expense to the LLC, the LLC shall reimburse the member for this expense as promptly as reasonably possible after receiving this documentation.

1.15 The LLC's Accounting Firm

The LLC's accounting firm shall be *the one selected by the Member Manager*.

1.16 The LLC's Principal Tax Adviser

The LLC's principal tax adviser shall the one selected by the Member Manager.

1.17 The LLC's Principal Lawyer

The LLC's principal lawyer shall be the one selected by the Member Manager.

Any member can request to have one of the aforementioned professionals to be its personal counselor in matters exclusively related to the LLC. The aforementioned professionals will be exempted from any responsibility for new interpretations or decisions regarding LLC powers when acting in good faith and as such the LLC, its Members and any person of interest waive to the extent of law any administrative and/or legal action of any type based on such good faith acts.

Section 2 MEMBER'S CONTRIBUTION TO THE LLC

2.1 Contribution—Definition

For purposes of this Agreement, a contribution shall mean any cash or property, or services rendered, or a promissory note or other obligation to contribute cash or property or to perform services that a person transfers or provides or promises to transfer or to provide to the LLC in exchange for the person's LLC interest (as defined in Section 2.2(a)) and the person's other membership rights (as defined in Section 2.2(b)).

2.2 LLC Interest and Membership Rights—Definitions

For purposes of this Agreement:

(a) **LLC Interest.** The term "LLC interest" shall mean the right of the member to receive allocations of LLC tax items (as defined in Section 1.11(a)) and to receive distributions of LLC profits and other LLC assets.

(b) **Membership Rights**. The term "membership rights" shall mean the totality of the member's rights as a member. These rights shall include the member's (a) economic rights, including the member's LLC interest; and (b) the member's management rights, including voting rights and agency rights.

2.3 The Member's Contribution in Exchange for Membership Rights

(a) **The Member's Contribution.** The member's contribution to the LLC in exchange for the member's membership rights shall be as set forth in the attached Exhibit B.

(b) **Record of Contribution.** Promptly after making the above contribution, the member shall file in the LLC's records one or more documents, such as photocopies of cancelled checks, documentary evidence of bank transfers, or photocopies of executed bills of assignment, showing that the member has made the contribution.

2.4 No Duty to Make Additional Contributions, Etc.

The members shall have no duty to make any contribution to the LLC except as provided in Section 2.3 of this Agreement, and no cash or property of any person shall be deemed to be a contribution to the LLC unless specifically recorded as such in the LLC's records.

3.1 DEFINITIONS

As used in this Agreement:

(a) **Allocation.** An allocation to the member means an accrual of a tax item of the LLC (as defined in Section 1.11(a)) to the member on the books of the

LLC.

(b) **Distribution**. A distribution means a transfer of the LLC's cash or other assets from the LLC to the member by check, bill of assignment or otherwise that is not (i) compensation to the member by the LLC for services rendered by the member to or for the LLC; or (ii) a reimbursement by the LLC to the member for expenses incurred by the member for the LLC.

3.2 Member Has Sole Right to Allocations and Distributions

Only the members shall be entitled to receive allocations and distributions.

3.3 Distributions by the LLC

Subject to Sections 3.4 and 3.5, the LLC shall make distributions to the member at such times and in such amounts as the member may determine from time to time in the member's discretion.

3.4 Tax Distributions

Subject to Section 3.5, the LLC shall make distributions ("tax distributions") to the member at such times and in such amounts as to enable the member to pay the member's taxes on the LLC's taxable income on time and in full.

3.5 Wrongful Distributions

The LLC shall make no distribution to the member to the extent that, at the time the distribution was made, the distribution would be a wrongful or unlawful distribution under the LLC Act.

Section 4 LLC MANAGEMENT

4.1 Decision-Making

Except to the extent of any delegation of the manager's management authority under Section 1.8 and as otherwise provided in Section 4.3 (concerning the management rights of the assistant manager), the manager and/or the assistant manager, shall have the exclusive right, power and authority to make decisions relating to the management of the LLC and otherwise to conduct its business and internal affairs and will not be held liable unless an intentional negligent, illicit, illegal, non-authorized act by this Agreement and/or criminal action is involved.

4.2 Signing of Contracts, Etc.

Except to the extent of any delegation of the manager's management authority under Section 1.8 and as otherwise provided in Section 4.3, the manager and/or the assistant manager shall have the exclusive right, power and authority to sign contracts on behalf of the LLC and otherwise to bind the LLC with third parties.

4.3 Management Rights of Assistant Manager Upon Manager's Absence, Etc.

Upon Member Manager absence or incapacitation, the assistant manager shall be entitled to exercise all of the management rights under this Agreement, under the LLC Act regardless to the contrary in this Agreement, and to conduct the business and internal affairs of the LLC:

(a) If and to the extent that, at any time, the member is incapable of acting as a manager because of the manager's absence or because of any illness or physical or mental disability that the manager may incur; or

(b) *In the event of the manager's death, until the LLC assets are inhereted by the Member's heirs or are expended.*

The Member Manager shall have the same rights regardless to the contrary in this Agreement if any of the situations described in letter (a) or (b) are in effect regarding the Assistant Manager.

IN THE EVENT THAT BOTH MEMBERS (MANAGER AND ASSISTANT MANAGER) INCAPACITATION OR DEATH, OR WHEN DELEGATED IN WRITING AND WITHOUT THE NEED OF AN LLC RESOLUTION, **THE ADMINISTRATOR** SHALL HAVE ALL THE POWER AND AUTHORITY NEEDED TO MANAGE THE LLC.

4.4 No Duty to Record Decisions, Etc.

The member shall have no duty to record in writing or otherwise any decision in the member's capacity as a member or manager of the LLC, and any failure by the member to make any such record shall not impair the validity of any such decision.

4.5 Method of Appointing and Removing Managers After Initial Manager

The member or the member's successor (or, in the event of the member's death or continuing disability, the member's personal representative) in the member's discretion may, without liability, appoint or remove any manager or assistant manager at any time with or without cause.

4.6 Term of Service of Member as Manager

The term of service of the member as manager shall begin on the Effective Date and shall terminate on the earlier of:

(a) The date on which the member resigns as manager; or

(b) The date on which the member ceases to be a member.

4.7 Manager Resignations

(a) The manager may resign as a manager at any time without notice.

(b) The assistant manager may resign as assistant manager upon giving the manager *30 days' written notice of resignation*. The resignation shall be effective on the 30th day after the manager receives the notice.

IN THE EVENT OF THE MANAGER AND ASSISTANT MANAGER RESIGNATION, THE ADMINISTRATOR SHALL HAVE ALL THE POWER AND AUTHORITY NEEDED TO MANAGE THE LLC UNTIL A NEW MEMBER MANAGER, OUTSIDE MANAGER OR THE ADMINISTRATOR IS ELECTED OR RATIFIED (if the Administrator) BY THE MEMBERS OR IF THEY ARE INCAPACITATED OR DEAD AT THE ELECTION OF THE ADMINISTRATOR.

4.8 Term of Service of Assistant Manager

The term of service of the assistant manager shall begin and shall terminate on the earliest as prescribed in Section 4.6 and Section 4.7, but at no time, the LLC shall have no Manager.

See Exhibit 3 for more detailed information about the Assistant Manager.

4.9 Manager's Responsibility to Obtain Tax Identification Numbers, Etc.

Promptly after the LLC is formed, the manager must do the following:

(a) **Tax Identification Numbers.** The manager shall obtain for the LLC a federal tax identification number and any necessary state tax identification numbers.

(b) **Bank Accounts.** The manager shall open any necessary bank accounts for the LLC.

(c) **Insurance**. The manager is recommended to procure commercially reasonable tinsurance policies covering all reasonably foreseeable LLC insurable risks.

(d) **Merchant Registry** or SURI and any other required certification.

(e) **Miscellaneous.** The manager shall do all other things necessary or useful in connection with the commencement of the LLC's business.

4.10 Managers' Compensation and Fringe Benefits

The LLC shall provide compensation and fringe benefits to the managers for their services to and for the LLC as determined by the members from time to time in the member's discretion. *Such fringe benefits may include bonuses, travel expenses, incentives, travel payment, loans, licenses, studies, affiliations, LLC vehicle, retirement plans, pension plans, health plans, drug plans, education, 401K, Keough Plans, Trusts, CLE, participation in conventions and/or similar activities and others as such.* When acting as such, *the assistant manager can use the funds of the LLC as mentioned in the sentence above and/or provide Member's family expenses (including self) as needed.*

The LLC shall indemnify the member, the manager, the assistant manager or a combination of them for any claims brought by any third party against them in their official capacity and shall advance to them all costs to which they may be liable in defending against any such claims if, in the matter in question, they have acted in good faith. The LLC also will pay for any set amount for which the Manager, the Assistant Manager or both are required to paid to a third party due to any action in the exercise of its functions with an adverse result or that require a monetary compensation, including but not limited to legal fees, fines, legal and/or administrative proceedings or related issues. The LLC per the manager: or the assistant managers when in functions; decision will have all the insurance policies and other such as the Directors and Officers policy.

To the extent allowed by the laws and as decided by and when by the members, the above mentioned benefits, plus payment, and indemnification shall be extended to a named Administrator.

4.11 Managers' Fiduciary Duties and Liabilities

(a)   The manager shall have the fiduciary duties required by the LLC Act and/or under this Agreement.

(b)   The assistant manager shall have only the fiduciary required by the LLC Act and/or under this Agreement.

4.12 Indemnification of Assistant Manager

The LLC shall indemnify the assistant manager for any claims brought by any third party against the assistant manager in the assistant manager's capacity as a manager and shall advance to the assistant manager all costs to which the assistant manager may be liable in defending against any such claims if, in the matter in question, the assistant manager has acted in good faith.

Section 5   TRANSFERS AND PLEDGES OF MEMBERSHIP RIGHTS

5.1   Transfers of Membership Rights

(a)   **Transfers—in General.**   The member, in the member's discretion, may transfer (whether by sale, gift, bequest or otherwise) all or any part of the member's membership rights, including economic and non-economic rights, to any person at any time. The member may make any such transfer under any terms and conditions that the member deems appropriate.

(b)   **Transfer upon the Member's Death.**   However, upon the death of the member, the member's membership rights shall immediately and automatically pass in accordance with the member's will or other testamentary instruments, or, in the absence of any such instruments, under applicable laws of descent and distribution, in these events, the surviving manager or the administrator will manage the LLC until the inheritance procees is continue. See 3.8 and Exhibit 3.

5.2 Admission of Additional Members

Whether additional persons shall be admitted as members of the LLC shall be determined by the member in the sole member's discretion or by the wills or as heirs of the member when applicable.

5.3 Pledges

The members shall have discretion to pledge all or any part of the member's membership rights to any person at any time as collateral for any debt of the member. The member may make any such pledge under any terms and conditions that the member deems appropriate.

Section 6 DISSOCIATION OF THE MEMBERS

6.1 Dissociation— Definition

The dissociation of a member shall mean the termination of all the member's membership rights in the LLC.

6.2 Events of Dissociation of the Member

The member shall cease to be a member of the LLC only upon the member's death, the transfer of all the member's membership rights or the cessation of the LLC's existence. The member shall not cease to be a member for any other reason, including:

(a)   A judicial declaration that the member is incompetent;

(b)   The member's bankruptcy; or

(c)   The member's assigning of the member's entire LLC interest to another person.

6.3 The Member's Death

*Upon the member's death, the member's membership rights shall pass, and the LLC will be managed in accordance in accordance to **Sections 1.8, 4, 5 and Exhibit 3** of this Agreement.*

Section 7 LLC RECORDS AND INFORMATION

(a)   **Records and Information Required by LLC Act.** The LLC shall compile and shall maintain at its principal place of business all records and information that the LLC Act requires the LLC to compile and maintain.

(b)   **Other Records.** The LLC shall maintain records and books of account concerning its business in accordance with financial standards normally applicable to business organizations generally similar to the LLC in size and activities.

Section 8   DISSOLUTION OF THE LLC, ETC.

8.1   LLC's Dissolution, Winding-Up and Liquidation— Definitions

For purposes of this Agreement:



(a)   **Dissolution**. The dissolution of the LLC shall mean the cessation of its normal business activities and the beginning of the process of its winding-up and liquidation.

(b)   **Winding Up**. The winding-up of the LLC shall mean the process of concluding its existing business activities and internal affairs and preparing for its liquidation.

(c)   **Liquidation**. The liquidation of the LLC shall mean the sale or other disposition of its assets and the distribution of its assets (or of the proceeds of the sale or other disposition of its assets) to its creditors and to the member.

8.2   Dissolution, Etc., of LLC

(a)   **Right of Members to Dissolve LLC, Etc.** Subject to any applicable provisions of the LLC Act, all the members acting together of by competent authority determination may dissolve, wind up and liquidate the LLC and terminate its legal existence at any time and upon any terms that the member may determine.

(b)   **Termination of Legal Existence of LLC.** The legal existence of the LLC shall terminated on the the effective date of the certificate of cancellation of the LLC's Articles as filed with the Secretary of State.

(c)   **Deemed Liquidating Dissolution**. Immediately upon the cessation of the legal existence of the LLC, the property of the LLC shall be deemed to be distributed to the members and to become the property of each member as an individual, subject to the rights of any existing creditors of the LLC.

Section 9   TERM AND TERMINATION OF THIS AGREEMENT

The term of this Agreement shall begin on the Effective Date (as defined in Section 1.1) and shall end upon the earlier of:

(a)   The date on which the LLC ceases to exist as a legal person under the LLC Act; and

(b)   The date which the member determines to be the date of termination of the Agreement.

Section 10   MISCELLANEOUS PROVISIONS

10.1 Entire Agreement

This Agreement contains the entire agreement between the parties concerning its subject matter, and it replaces all prior agreements between them concerning its subject matter.

10.2 Amendments

No amendment of this Agreement or of the Articles shall be valid unless it is set forth in a writing signed by the LLC and all the members.

10.3 Notices



All notices under this Agreement shall be in writing. They shall be sent by electronic mail, fax or registered U.S. mail, return receipt requested, to the parties at their respective addresses as stated on the first page of this Agreement. Either party may change the party's address for purposes of this Section 10.3 at any time upon reasonable notice to the other party. Notices shall be deemed to have been received when received.

10.4 Governing Law

This Agreement shall be governed exclusively by the laws of the Commonwealth of Puerto Rico (exclusive of its laws relating to conflicts of law).

10.5 Captions

Captions in this Agreement are for convenience only and shall be deemed irrelevant in construing its provisions.

10.6 Incorporation of Articles and Exhibits

The Articles and all exhibits referred to in this Agreement are hereby incorporated into the Agreement and made integral parts of it.

10.7 "Discretion," "Including," and "Person" — Definitions

As used in this Agreement:

(a) **Discretion**. "Discretion" shall mean absolute discretion.

(b) **Including**. "Including" and similar terms shall denote a partial definition.

(c) **Person**. "Person" shall mean a natural person and any kind of entity.

10.8 Severability- In the event, that a clause of this Agreement is declared null or void, the remainder will be in effect unless the declared null or void clause is essential for this agreement execution.

INTENTIONALLY LEFT IN BLANK UNTIL SIGNATURE PAGE

SIGNATURES

In witness of their acceptance of the terms and conditions of this LLC operating agreement, the parties, by themselves or by their duly authorized representatives, have signed and dated this Agreement as follows:

By: _Marianela Monllor Irizarry_ 10/11/2023

In the **member's capacity** as the LLC's member.
MARIANELA MONLLOR IRIZARRY

D&H OPERATIONS LLC

By: _Marianela Monllor Irizarry_ 10/11/2023

In the member's capacity as the **LLC's manager**
MARIANELA MONLLOR IRIZARRY

By: _____ 10/11/23

IVAN M. MURATTI GUZMAN
As a member and in the **assistant manager's capacity** as the LLC's.

EXHIBIT A

COPY OF CERTIFICATE OF ORGANIZATION





CERTIFICATE OF ORGANIZATION

I, **Omar J. Marrero Díaz, Secretary of State** of the Government of Puerto Rico;

CERTIFY: That **D&H OPERATIONS LLC**, register number **504912**, is a **Domestic Limited Liability Company For Profit** organized under the laws of Puerto Rico on this **24th of March, 2023 at 11:34 AM.**



IN WITNESS WHEREOF, the undersigned by virtue of the authority vested by law, hereby issues this certificate and affixes the Great Seal of the Government of Puerto Rico, in the City of San Juan, Puerto Rico, today, **March 24, 2023.**

Omar J. Marrero Díaz
Secretary of State

28202990 - $250.00

EXHIBIT C / *ASSISTANT MANAGER*

NO LIMITATIONS EXCEPT AS MENTIONED IN THE AGREEMENT

END OF THE EXHIBIT---

Exhibit D   Bank, Brokerage and/or Financial Accounts

The Member Manager and any other named assistant manager will be a signatory of the LLC bank, brokerage and/or financial accounts. The Members can decide if any other person such as an Administrator will be a signatory in the LLC bank, brokerage and/or financial accounts.

As such, the Member Manager, the Assistant Manager and any other Authorized person such as an Administrator (only with the Members written authorization) can open any LLC bank, brokerage and/or financial account by itself at the time of his choosing and without any other member or administrator being present.

Except for the Member Manager and the Assistant Manager, no other person shall have any member's right over the LLC except as prescribed in the Operating Agreement.

The LLC may have any type of account that is permitted by law and regulation for said type of corporation.

EXHIBIT E. ADMINISTRATOR

NAMED PERSON

AT THIS TIME THE NAMED ADMINISTRATOR IS: **Mariana Muratti Guzmán**

AUTHORITY TO MANAGE THE LLC

IN THE EVENT OF THE MANAGER MEMBER AND THE ASSISTANT MANAGER DEATH, INCAPACITATION OR AN ABSENCE WITH AN URGENT PENDING OR WHEN THE MEMBER AT THE TIME MANAGING THE LLC AUTHORIZES IN WRITING (WITHOUT THE NEED FOR A LLC RESOLUTION), THE ADMINISTRATOR WILL MANAGE THE LLC UNTIL A MEMBER OR THE HEIRS BECOME MEMBERS IN THE EVENT OF THE DEATH OF ALL THE MEMBERS, ELECT A NEW MEMBER MANAGER, AN OUTSIDE MANAGER OR THE ADMINISTRATOR IS RATIFIED BY THE MEMBER OR MEMBERS.

FIDUCIARY DUTIES

THE ADMINISTRATOR HAVE A FIDUCIARY DUTY TOWARDS THE LLC AND WILL BE RESPONSIBLE BEFORE THE MEMBERS. THE ADMINISTRATOR WILL NO BE RESPONSIBLE FOR DECISIONS MADE IN GOOD FAITH AND BASED ON INFORMATION PROVIDED BY THE LLC, ITS COUNSELS, PERSONNEL OR CONTRATCTORS.

PAYMENT AND BENEFITS

THE ADMINISTRATOR SHALL HAVE ALL THE BENEFITS ALLOWED BY THE ACT AND THIS AGREEMENT FOR ITS MEMBER, INCLUDING PAYMENT FOR ITS SERVICES.

CONTRACT IN PLACE

THE ADMINISTRATOR MAY HAVE A WRITTEN CONTRACT AS AN INDEPENDENT CONTRACTOR OR AS AN EMPLOYEE. THE MEMBERS SHALL DECIDE.

END OF THE EXHIBIT---